Exhibit 99.1

Chunghwa Telecom Reports Un-audited Consolidated Operating Results for the Third Quarter of 2013

TAIPEI, Taiwan, R.O.C. November 1, 2013 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the third quarter of 2013. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons, unless otherwise stated, are to the prior year period)

Third Quarter 2013 Financial Highlights

•	Total revenue increased by 2.6% to NT$56.72 billion

•	Mobile communications revenue increased by 10.6% to NT$27.53 billion

•	Mobile value-added services (VAS) revenue increased by 37.4% to NT$7.37 billion

•	Handset sales revenue increased by 24.8% to NT$7.74 billion

•	Internet revenue increased by 11.2% to NT$6.73 billion

•	Internet VAS revenue increased by 4.2% to NT$0.67 billion

•	Domestic fixed communications revenue decreased by 5.7% to NT$17.97 billion

•	International fixed communications revenue increased by 2.8% to NT$3.97 billion

•	Total operating costs and expenses increased by 3.5% to NT$44.12 billion

•	Net income totaled NT$10.65 billion, representing a 0.5% decrease

•	Basic earnings per share (EPS) was NT$1.37

First Nine Months of 2013 Financial Highlights

•	Total revenue increased by 2.4% to NT$169.18 billion, reaching 77.7% of the full year guidance

•	Mobile communications revenue increased by 9.4% to NT$82.3 billion

•	Mobile VAS revenue increased by 38.3% to NT$20.71 billion

•	Handset sales revenue increased by 19.0% to NT$24.40 billion

•	Internet revenue increased by 3.8% to NT$18.94 billion

•	Internet VAS revenue increased by 4.8% to NT$2.03 billion

•	Domestic fixed communications revenue decreased by 4.6% to NT$54.21 billion

•	International fixed communications revenue increased by 3.8% to NT$11.81 billion

•	Total operating costs and expenses increased by 5.0% to NT$132.67 billion

•	Net income totaled NT$30.48 billion, representing a 3.9% decrease and reaching 81.1% of the full year guidance

•	Basic EPS was NT$3.93

“Dr. Yen-Sung Lee, Chairman and CEO of Chunghwa Telecom, commented, “We are proud of the success we were able to achieve in the third quarter and very excited with the results of the recent 4G auction. Having secured 35 MHz of spectrum, the largest amount in the auction, including the highly-sought-after deployment-ready 1800 MHz spectrum, we believe we have the potential to be the first-to-market in offering 4G services throughout Taiwan in the second half of 2014. Through attraction of new users and vertical migration of existing users to higher tier data plans, mobile internet subscriber growth continued to exceed our guidance. We further extended our market leadership in mobile, growing our mobile internet subscriber market share to 34.1%. In the smart phone segment, through the successful implementation of our promotional initiatives, we grew our smartphone penetration to 50%, necessitating we revise our year-end guidance upward. For our broadband business, we continued our initiatives for retaining customers as well as facilitating customer upgrades. In the third quarter, we were able to double revenues for our cloud business year over year, and secure several high-profile ICT projects. Our success in this young business line is a testament to our ability to leverage our core telecom infrastructure and services to expand into new markets. Going forward, we aim to quickly build out our 4G offering, deploy data centers for our cloud business, and seek innovative ways to expand market share and increase monetization of our large subscriber base.”

Revenue

Chunghwa’s total revenue for the third quarter of 2013 increased by 2.6% to NT$56.72 billion. This total was comprised of 48.5% mobile, 11.9% internet, 31.7% domestic fixed, 7.0% international fixed, and the remainder was from other businesses.

Total revenue for the mobile business increased to NT$27.53 billion for the third quarter 2013, representing 10.6% growth. The increase was primarily due to growth in mobile VAS revenue and handset sales from smartphone promotions. This increase offset a decline in mobile voice revenue due to market competition and the National Communication Committee’s (“NCC”) tariff reductions.

Chunghwa’s internet business revenue increased by 11.2% to NT$6.73 billion in the third quarter of 2013. The increase was primarily attributable to the growth of ICT project revenue.

For the third quarter of 2013, domestic fixed revenue totaled NT$17.97 billion, representing a 5.7% decrease. Local and DLD service revenue decreased by 8.1% and 7.3% respectively mainly due to mobile and VoIP substitution.

Broadband access revenue decreased by 0.8% to NT$4.77 billion, demonstrating the impact of the mandated tariff reductions for both ADSL and fiber services.

International fixed revenue increased by 2.8% to NT$3.97 billion, mainly due to the growth of ICT project revenue.

Other revenue decreased by 63.1%, primarily due to less construction revenue from the property development subsidiary, Light Era.

For the first nine months of 2013, total revenue was NT$169.18 billion, a 2.4% increase compared to the same period in 2012. This total was comprised of 48.7% mobile, 11.2% Internet, 32.0% domestic fixed, 7.0% international fixed, and the remainder was from other businesses.

Operating Costs and Expenses

Total operating costs and expenses for the third quarter of 2013 increased 3.5% to NT$44.12 billion. The increase was mainly from the rising cost of handsets sold, resulting from a strong mobile internet and handset sales during the quarter.

Total operating costs and expenses for the first nine months of 2013 increased by 5.0% year-over-year to NT$132.67 billion, mainly due to the same reason for the third quarter as previously mentioned.

Income Tax

Income tax expense for the third quarter of 2013 increased by 4.4% to NT$2.18 billion.

Operating Income and Net Income

Income from operations decreased by 0.4% to NT$12.59 billion for the third quarter. The operating margin was 22.2%, compared to 22.9% in the same period of 2012. Net income decreased by 0.5% to NT$10.65 billion. Basic earnings per share was NT$1.37.

Cash Flow and EBITDA

Cash flow from operating activities for the third quarter of 2013 increased by 13.4% to NT$17.10 billion, mainly due to the decrease in payment to equipment contractors this year and less mobile deposits last year due to favorable offering for VIP subscribers.

EBITDA for the third quarter of 2013 decreased by 0.4% to NT$20.65 billion. The EBITDA margin was 36.4% compared to 37.5% in the same period of 2012. The lower EBITDA margin was primarily due to tariff cuts and the higher handset sales, of which the EBITDA margin is lower than traditional telecom services.

Capital Expenditure (“Capex”)

Total capex for the third quarter of 2013 decreased by 7.3% to NT$7.72 billion. Total capex was comprised of: 66.5% domestic fixed communications, 12.8% mobile, 13.9% internet, 5.5% international fixed communications, and the remainder was for other uses.

Business and Operational Highlights

Broadband/HiNet

•	This year, the Company is continuing to execute its strategy of encouraging FTTx migration. As of September 30th, the number of FTTx subscribers reached 2.90 million, accounting for 63.7% of total broadband users. Moreover, the number of subscribers signing up for 60Mbps and higher speed connections increased by 32.7%, reaching 1.09 million.

•	HiNet broadband subscribers increased 0.4%, totaling 3.78 million at the end of September 2013.

Mobile

•	As of September 30th, 2013, Chunghwa had 10.55 million mobile subscribers, representing a 3.4% year-over-year increase.

•	In the third quarter of 2013, the Company increased the number of mobile internet subscribers by 60.7% year on year or 1.35 million, reaching 3.57 million and growing its market share to 34.1%.

•	Mobile VAS revenue for the third quarter of 2013 increased by 37.4% to NT$ 7.37billion, with mobile internet revenue, the largest contributor to VAS revenue, increasing 58.5%.

Fixed-line

•	As of September 30th, 2013, the Company maintained its leading position in the fixed-line market, with total 11.62 million subscribers.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/ir/stockit-earningsit.html.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a “non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

•	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;

•	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;

•	these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and

•	these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principles.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX: 2412, NYSE: CHT) is Taiwan’s leading telecom service provider. The Company provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

Contact:	Fu-fu Shen

Phone:	+886 2 2344 5488

Email:	chtir@cht.com.tw